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SEC Mail Processing Section
MAR 0 1 2019
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harger and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Avenue Suite D
(No. and Street)

Baton Rouge	LA	70809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Michael Dowden (225) 767-7228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, C. Michael Dowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harger and Company, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Brent M. Stockstill
Notary Public
8048 One Calais Avenue, Suite A
Baton Rouge, LA 70809
LSBA # 19804
Commission expires at death

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARGER AND COMPANY, INC.

TABLE OF CONTENTS
DECEMBER 31, 2018

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Harger and Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harger and Company, Inc.'s management. Our responsibility is to express an opinion on Harger and Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Harger and Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Harger and Company, Inc.'s financial statements. The supplemental information is the responsibility of Harger and Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as Harger and Company, Inc.'s auditor since 2014.
Dallas, Texas
February 25, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller

HARGER AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash and Cash Equivalents	$	44,010
Certificate of Deposit		25,172
Cash Deposit with Clearing Broker		35,000
Commissions Receivable		94,992
Prepaid Items		1,503
Employee Advances		57,211
Marketable Securities Owned, at Fair Value (Note 3)		48,471
Property, net of Accumulated Depreciation (Note 5)		15,427
TOTAL ASSETS	$	321,786
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable - Trade	$	42,475
Long-term Note Payable (Note 7)		28,610
Other Payables and Accrued Expenses		12,177
Federal Income Taxes Payable (Note 8)		68,349
Total Liabilities		151,611
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, $302.33 Stated Value, 10,000 Shares Authorized, 86 Shares Issued and 46 Shares Outstanding		26,000
Additional Paid-in-Capital		120,300
Retained Earnings		59,120
		205,420
Less 40 Shares of Common Stock in Treasury, at Cost		(35,246)
Total Stockholder's Equity		170,174
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	321,785

See Notes to Financial Statements

HARGER AND COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Variable Annuity Commissions	$	422,943
Revenue from the Sale of Investment Company Shares		306,481
Investment Advisory Fees		341,528
Securities Commissions		629
Other		4,489
TOTAL REVENUE		1,076,070
OPERATING EXPENSES		
Brokerage and Clearance		25,834
Commissions, Salaries and Payroll		597,044
Communications and Data Processing		25,295
General and Administrative (Notes 10 and 11)		383,579
TOTAL OPERATING EXPENSES		1,031,752
INCOME FROM OPERATIONS		44,318
INTEREST EXPENSE		(10,727)
INCOME BEFORE OTHER GAIN AND PROVISION FOR TAX		33,591
Unrealized Gain on Marketable Securities		1,567
NET INCOME BEFORE PROVISION FOR INCOME TAXES		35,158
Federal Tax Provision		7,718
NET INCOME	$	27,440

See Notes to Financial Statements

HARGER AND COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Shares Outstanding	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Treasury Shares	Treasury Stock	Total
Balance, January 1, 2018	46	$ 26,000	$ 120,300	$ 31,680	40	$ (35,246)	$ 142,734
Net Income	-	-	-	27,440	-	-	$ 27,440
Balance, December 31, 2018	46	$ 26,000	$ 120,300	$ 59,120	40	$ (35,246)	$ 170,174

See Notes to Financial Statements

HARGER AND COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 27,440
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:	
Depreciation	4,800
Unrealized Gain on Marketable Securities	1,567
Changes in operating assets and liabilities:	
Increase in Commissions Receivable	(26,416)
Increase in Prepaid Items	(1,503)
Increase in Employee Advances	(2,558)
Increase in Accounts payable and accrued expenses	39,014
Increase in Federal Income Tax Payable	7,400
Total Adjustments	22,304
Net Cash Provided by Operating Activities	49,744
CASH FLOWS FROM INVESTING ACTIVITIES	
Dividends Re-invested in Marketable Securities	(2,334)
Net Cash Used in Investing Activities	(2,334)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal Payments on Long-term Note Payable	(9,392)
Net Cash Used in Financing Activities	(9,392)
NET INCREASE IN CASH AND CASH EQUIVALENTS	38,018
Beginning of Year	31,164
End of Year	$ 69,182
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Federal Income Taxes Paid	$
State Income Taxes Paid	$ 318
Interest Payments	$ 10,727

See Notes to Financial Statements

HARGER AND COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and private placement of securities throughout the United States.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

Cash Equivalents

Certificates of Deposits and money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The increase or decrease in fair value is credited or charged to operations.

Treasury Stock

Treasury stock is accounted for using the cost method.

Fair Value of Financial Instruments

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Revenue from Contracts with Customers

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued a new accounting standard on revenue recognition, Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). FASB ASU No. 2014-09 will amend the FASB Accounting Standards Codification® (ASC) by creating a new Topic 606, Revenue from Contracts with Customers, and a new subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. The guidance in FASB ASU No. 2014-09 provides what FASB describes as a framework for revenue recognition and supersedes or amends several of the revenue recognition requirements in FASB ASC 605, Revenue Recognition, as well as guidance within the 900 series of industry-specific topics.

Overview of the New Guidance

The core principle of the revised revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services.

To apply the proposed revenue recognition standard, ASU No. 2014-09 states that an entity should follow these five steps:

1. Identify the contract(s) with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price.
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The standard applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not materially change as a result of implementing Topic 606.

Performance Obligations: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Investment Advisory Fees

Investment advisory fees are recorded based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2018.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The Company maintains a $35,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Property and Equipment

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives of five to ten years.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Tax

The Company is included in the federal income tax return of the Parent.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2018, the Company

believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state income tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. For the purposes of this statement, the certificate of deposit is included.

3. FAIR VALUE MEASUREMENTS OF MARKETABLE SECURITIES

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset of liability at the measurement date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

> *Common stocks*: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.
>
> *Mutual funds*: Valued at the daily closing price as reported by the fund.

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of December 31, 2018:

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Mutual Funds	$ 22,574	-	-	$ 22,574
Common Stocks	25,897	-	-	25,897
Total Assets at Estimated Fair Value	$ 48,471	-	-	$ 48,471

There were no transfers between level 1 and level 2 during the year.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $65,783, which was $55,676 in excess of its required net capital of $10,107. The Company's net capital ratio was 2.3047 to 1 for December 31, 2018.

5. PROPERTY

As of December 31, 2018, property is comprised of the following:

	2018
Furniture and Fixtures	$ 154,594
Computers and Equipment	58,522
Boat	38,853
Total	251,969
Less: Accumulated Depreciation	(236,542)
Net Property	$ 15,427

Depreciation expense for the year was $4,800 and is reflected in the accompanying statement of income in occupancy and equipment costs.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

7. LONG-TERM NOTE PAYABLE

The long-term note payable of $28,610 bears interest 6.90 percent and is payable in 60 installments of $992.65 through August 24, 2022. This is an unsecured loan.

8. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company and its Parent file their own state tax returns.

There is no expected material difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax expense.

The Parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2015. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

9. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2018, the Company had no major customers.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company had not been notified by the clearing

broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

10. COMMTIMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space at two locations in Louisiana on a month-month basis. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with a provision for escalations.

The Company leases office space from certain officers from the Company. The Company leases 100% of the facility. The operating lease is renewable annually and the company pays $4,000 per month. Total rental expense under the lease approximated $48,000 in 2018.

The Company has other obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2018, are approximately as listed as follows:

December 31,	Office Lease		Equipment	
2019	$	9,084	$	5,700
2020		9,239		5,700
2021		5,443		4,275
Total	$	23,766	$	15,675

Rent expense for 2018 aggregated to $66,866 and is included in the general and administrative expense line item on the Statement of Operations.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

11. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (the "Agreement") effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 4). The Agreement states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred and paid under this agreement during 2018 totaled $42,391. The Agreement was not consummated on terms equivalent to arms-length transactions.

12. RETIREMENT PLAN

The Company adopted a SIMPLE IRA (Plan) effective in 2011. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $1,125 for the year ended December 31, 2018.

13. EXEMPTION FROM RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the disclosure of Information Relating to Possession or Control Requirements is not required.

During the year ended December 31, 2018, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2016-02 - Lease Accounting

In February 2016, the FASB issued ASU 2016-02, Topic ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. Under the new accounting standard, lessees will be required to recognize operating leases (ie. leases for office space) on their statement of financial condition. For an operating lease with a term of greater than twelve months, lessees will recognize a lease liability, measured at the present value of lease payments and a corresponding "right-of-use asset" representing their ability to use the leased property. The Company plans to adopt the new standard on January 1, 2019 using the modified retrospective method described within ASC 842.

On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of operating leases under the Securities and Exchange Act Rule 15c3-1. The no-action letter states the SEC Division of Trading and Markets would "not recommend enforcement action if a broker-dealer computing net capital adds back an operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. A broker-dealer cannot add back an operating lease asset to offset an operating lease liability unless the asset and the liability arise from the same operating lease; nor can a broker-dealer add back combined or aggregated operating lease assets to offset combined or aggregated operating lease liabilities."

Overview of the New Guidance

Lessees need classify their leases as either finance or operating, with each classification having its own unique accounting treatment. Finance leases cover arrangements that transfer control of assets at the end of their term, include purchase options, cover most of an asset's useful life, or involve highly specialized assets. These leases previously required to be recorded on the financial statements.

Conversely, operating leases do not transfer ownership at the end of the lease, do not include purchase options, have a lease term as part of the economic life, and do not have assets specialized to the use of the lessee.

Under the existing guidance, lessees recognize the expense of an operating lease ratably over its life. Moving forward, in addition to reporting a straight-line lease expense in their financial results, lessees will need to recognize an asset and a corresponding liability on their statement of financial condition.

Initially, the balance sheet is grossed-up to reflect a liability equal to the present value of the lease payments with a corresponding asset, now known as the "right of use" (ROU) asset.

The Company is currently reviewing all lease agreements. The Company anticipates that this new lease guidance will cause significant changes to the way leases are recorded, presented and disclosed in the financial statements.

Other recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of its operations.

15. INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the disclosure of Information Relating to Possession or Control Requirements is not required.

During the year ended December 31, 2018, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

16. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 25, 2019, the date the financial statements were ready to file. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

HARGER AND COMPANY, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	170,174
Less Non-allowable Assets		96,401
Net Capital before haircuts on securities positions		73,773
Haircuts on securities positions		7,990
Net Capital	$	65,783
AGGREGATE INDEBTEDNESS	$	151,611
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	10,107
Excess Net Capital	$	55,676
Excess Net Capital at 1000%	$	50,622
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.30 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2018 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Harger and Company, Inc.

HARGER AND COMPANY, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customers transactions are cleared through another broker-dealer on a fully disclosed basis and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. During the year ended December 31, 2018, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination. Further, under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

Company's Clearing Firm: RBC Dain Rauscher

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Harger and Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harger and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harger and Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Harger and Company, Inc. stated that Harger and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. Harger and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harger and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
February 25, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

HARGER
AND
COMPANY, INC.

Corporate Office:
8048 One Calais Ave.
Suite D
Baton Rouge, Louisiana 70809
(225) 767-7228
(800) 375-3134
Fax (225) 767-7192

Harger and Company, Inc.'s Exemption Report

Harger and Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promlugated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, for the year ended December 31, 2018, the Company states the following: .

1. The Company may file an Exemption Report because the Company had no obligation under 17 C.F.R. §240.15c3-3.
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Harger and Company, Inc.
Name of Company

I, C. Michael Dowden, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

By: [signature]

Title: VP Operations

Date: 1/15/19

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Harger and Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Harger and Company, Inc. and the SIPC, solely to assist you and SIPC in evaluating Harger and Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Harger and Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Harger and Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Harger and Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co, PC
Dallas, Texas
February 25, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2316********************MIXED AADC 220
27287 FINRA DEC
HARGER & CO INC
8048 ONE CALAIS AVE STE D
BATON ROUGE, LA 70809-3483

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mike Dowden 225.767.7228

2. A. General Assessment (item 2e from page 2) $ 505

B. Less payment made with SIPC-6 filed (exclude interest) (241)
7/31/18
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 264

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 264

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 264

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harger and Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1077616
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	727725
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9735
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3759	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	3759
Total deductions	741219
2d. SIPC Net Operating Revenues	$ 336397
2e. General Assessment @ .0015	$ 505

(to page 1, line 2.A.)